UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of  the
Securities Exchange Act of 1934

September 12, 2008
Commission File Number: 333-142287

NXP B.V.
(Exact name of registrant as specified in charter)

The Netherlands
(Jurisdiction of  incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs
60 High Tech Campus
5656 AG Eindhoven – The Netherlands

This report contains a copy of the press release entitled “Redesign of NXP Semiconductors Organization” dated September 12, 2008.

Exhibits

1.             Press release, dated September 12, 2008

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the  12th day of September 2008.

NXP B.V.

/s/Frans van Houten
Frans van Houten
(President and Chief Executive Officer, Chairman of the Board of Management)

/s/ Karl-Henrik Sundström
Karl-Henrik Sundström
(Chief Financial Officer, Member of the Board of Management)

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Exhibit 1

Redesign of NXP Semiconductors Organization

Restructuring targets USD 550 M annual cost savings

Eindhoven, the Netherlands, 12 September 2008 - NXP Semiconductors (formerly Philips Semiconductors) today announced a redesign program that will bring NXP to a healthy financial situation and position the company for future growth. The changes come in response to a challenging economic environment, a weak US dollar, and the reduction in size of the company after moving its wireless business into a joint venture with STMicroelectronics. The redesign program includes major reduction of NXP’s manufacturing base, its central R&D, and support functions. This program is expected to affect approximately 4,500 people globally and will result in annualized savings of USD 550 million. The restructuring cost will result in an estimated cash out of USD 800 million.

Moving forward, NXP will focus on its Automotive, Identification, Home, and MultiMarket businesses where it has a high share of innovative products and market leadership positions. The redesign measures will establish NXP with a strong base to achieve its mid-term targets to deliver profitable growth with 15% EBITA and positive cash flow.

Commenting on the redesign plans NXP Chief Executive Officer Frans van Houten said, “This restructuring is a tough measure and it is regrettable that we need to let people go.  However, the changes will make NXP a strong, profitable and growing company, with a positive cash flow. NXP is transforming into a globally competitive semiconductor company with scale and leadership in its core businesses.  Measures include increasing the competitiveness of our manufacturing base and reduction in our work force, resulting in a leaner, customer focused company, well positioned for growth in our core businesses.”

Changes to the manufacturing operations reflect NXP’s long term asset-light strategy, the need for a balanced geographical cost base and commitment to ongoing customer programs. The program entails the migration to more advanced production processes, reduction of excess capacity in older technologies, together ensuring a much more competitive operation, while maintaining a strong manufacturing presence in Europe. NXP plans to consolidate the majority of its production to two higher capability European fabs: Nijmegen and Hamburg, and to SSMC in Singapore.

As a result four factories are planned to be sold or closed. The fab in Fishkill, New York, USA will be closed ultimately in 2009.  Additionally, two other factories are planned to be closed by 2010: the “ICN5” part of the NXP facility in Nijmegen, Netherlands, and part of the “ICH” fab of the Hamburg facility, Germany. NXP’s fab in Caen, France will be put on the market for sale. The company is open to offers for this facility from prospective buyers, however, in the event that a buyer is not found the facility could be closed as well during 2009. This plan targets to increase the loading in the remaining fabs to over 90 percent, as well as result in expected savings of USD 300 million on a run rate basis by the end of 2010. Details will be confirmed in discussions with NXP customers as the company plans for the seamless transition of the production and are subject to consultations with unions and employee representatives.

The redesign program of NXP’s R&D and support functions reflects the ambition to have a more balanced global cost base and reduced and more focused central R&D. NXP has matched the requirements of its core businesses to its R&D and support resources and as a result can effectively

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serve its customer needs at much lower operating expense levels. These planned changes are expected to affect employees primarily in the Netherlands, France and Germany. After the restructuring NXP will invest 16 to 17% of sales in R&D, which is in line with leading semiconductors companies.

The changes will lead to a reduction in annual operating expenses of USD 250 million and are expected to be implemented mostly during 2009. Further details will be communicated on a local country basis as part of the consultation process with employee representatives and unions.

NXP will do its utmost to redeploy affected employees into different positions, but sees redundancies as inevitable. The company has initiated consultations with unions and employee representatives with regard to the implications and implementation of the proposed measures. NXP plans to implement these measures between now and 2010.

About NXP Semiconductors

NXP is a leading semiconductor company founded by Philips more than 50 years ago. Headquartered in Europe, the company has 31,000 employees working in more than 20 countries and posted a pro forma sales of USD 4.8 billion (excluding the transferred wireless business) in 2007. NXP creates semiconductors, system solutions and software that deliver better sensory experiences in TVs, set-top boxes, identification applications, mobile phones, cars and a wide range of other electronic devices. News from NXP is located at www.nxp.com.

- ENDS -

Forward-looking Statements NXP

This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of NXP and certain plans and objectives of NXP with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

For further press information, please contact:

MEDIA	Greater China: Jennis Li
Europe: Lieke de Jong-Tops	Tel: + (8621) 2205 2487
Tel. +31 40 27 2 5202	jennis.li@nxp.com
lieke.de.jong-tops@nxp.com

North America: Rebecca Samuel
Tel. +1 408 474 8769	APAC: Mark Chisholm
Rebecca.samuel@nxp.com	Tel. +65 6882 5092
mark.chisholm@nxp.com

INVESTOR RELATIONS
Jan Maarten Ingen Housz
Tel. +31 40 27 28685
janmaarten.ingen.housz@nxp.com

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